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                                                                  Exhibit (G)(2)


                                         As of October 20, 2003



Trustees of
Eaton Vance Senior Floating-Rate Trust

With reference to the Investment Advisory Agreement proposed to be entered into by Eaton Vance Management ("Eaton Vance") with Eaton Vance Senior Floating-Rate Trust (the "Fund"), we hereby notify you as follows:

     For so long as the Investment Advisory Agreement for the Fund shall remain in effect, Eaton Vance agrees to reimburse the Fund for fees and expenses in the amount of 0.20% of average daily gross assets of the Fund for the first five full years of the Fund's operations, 0.15% of average daily gross assets of the Fund in year six, 0.10% of average daily gross assets of the Fund in year seven, and 0.05% of average daily gross assets of the Fund in year eight. This expense reimbursement for the Fund may be terminated or modified sooner upon mutual agreement of Eaton Vance and the Fund.

In addition, in connection with the organization and initial offering of the common shares of the Fund, Eaton Vance hereby agrees to (i) reimburse all organizational costs of the Fund and (ii) pay all offering costs of such offering of the Fund (other than sales loads) that exceed $0.04 per share.

This instrument is executed under seal and shall be governed by Massachusetts law.

                                         Very truly yours,

                                         EATON VANCE MANAGEMENT


                                         By:  /s/ James B. Hawkes
                                              -------------------------
                                         Name:  James B. Hawkes
                                         Title: President, and not Individually




ACCEPTED AND AGREED TO
ON BEHALF OF THE FUND:


By:  /s/ Barbara E. Campbell
     -------------------------------
Name:  Barbara E. Campbell
Title: Treasurer, and not Individually